Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333- 200057, 333- 200084, 333- 200086, and 333- 201464 on Forms S-3 and Registration Statement No. 333- 191971 on Form S-8 of our reports dated February 29, 2016, relating to the consolidated financial statements and financial statement schedules of Brixmor Property Group Inc. and Subsidiaries, and the effectiveness of Brixmor Property Group Inc. and Subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Brixmor Property Group Inc. and Subsidiaries’ internal control over financial reporting due to a material weakness), appearing in the Annual Report on Form 10-K of Brixmor Property Group Inc. and Subsidiaries for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 29, 2016